April 30, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Christie Wong, Staff Accountant
Emily Drazan, Staff Attorney
Paul Fischer, Staff Attorney

Re:	TheDirectory.com, Inc. (formally known as Elysium Internet, Inc.)
Amendment No. 2 to Registration Statement on Form 10-12G
Filed March 20, 2014
File No. 000-31431

Dear Ms. Wong, Ms. Drazan, and Mr. Fischer:

I am Chief Executive Officer for the TheDirectory.com, Inc. (the “Company”). Set forth below is the Company’s response to comments received from the staff of the Securities and Exchange Commission (the “staff”) in their letter dated March 28, 2014. The numbering of the response corresponds to the numbering of the comment in the letter from the staff.

General

Comment 1:

We note your response to comment 3. Please revise to provide an executed version of Exhibit 10.6 as an exhibit to your filing. We also note that you did not include Exhibits A through E to the Credit Agreement between TheDirectory.com and TCA Global Credit Master Fund. Please include them with your amended filing.

Response 1:

The Company will reply to this request by filing a Form 8K.

Item 1 Business

Intellectual Property, page 7

Comment 2:

We note you recorded domain names related to the acquisition of the Hyper-Local TM City Guide Networks as intangible assets. Please explain to us why these domain name were removed from the list on page 8, in the amended Form 10. Also, please identify the acquired domain names that are currently, actively being utilized.

Response 2:

In light of improving our disclosure we updated the current list of domain names we disclose in our business description to reflect several new directories that were launched since the previous form 10 filing. As discussed previously, the Company is in the process of developing a new platform and business model relating to the acquired city guide domain names, this project is extensive and has been in development for several months, at this point is not completed and we do not have a firm launch date. Currently the Company has launched three directories utilizing the acquired domains hellooperator.com, hellometro.com and hellolocal.com the other 1,585 are not currently being used.

Note 6-Intangible Assets, page F-10

Comment 3:

We note your response to comments 4 and 5. With a view towards expanded disclosure, explain to us in detail how your accounting for the custom designed code fully complies with the guidance in ASC 350-40 and ASC 985-20. We would like a comprehensive explanation that specifically describes what was acquired, its stage of development, and the intended use. You should reference the specific paragraphs in the applicable accounting literature that support your accounting policy. You should also expand your policy disclosure so the nature of what was acquired and how you are accounting for it are wholly transparent to readers.

Response 3:

In order to increase transparency, we've expanded our accounting disclosure as it relates to the acquired technology based assets. With regards to comment 3, ASC 350-40 and ASC 985-20 do not apply in to the acquired technology assets. The acquired custom designed code are a “proprietary technology based assets” as defined in ASC 805 and is not software for sale, lease or marketing to consumers, nor is it specifically internal use software.  Therefore, the provisions of ASC 350-40 and ASC 985-20 are non-applicable. As mentioned previously, based on ASC 805-50-30-3, we have determined that the cost of the acquired technology related assets shall be allocated based on their relative fair values. ASC 805-50-30-1 through 3 state, that Assets are recognized based on their cost to the acquiring entity. Going forward measurement of the assets is based on either the cost which shall be measured based on the fair value of the consideration given or the fair value of the assets (or net assets) acquired, whichever is more clearly evident and, thus, more reliably measurable. Given that the useful life of the acquired technology assets is not in the foreseeable future, we have determined that ASC 350-30-35-1 through 350-30-35-4 applies to the treatment of the asset and that it should be capitalized but not amortized. Accordingly, ASC 350-30-35-15 and ASC 350-30-35-16 state that on a go forward basis we shall, during each reporting period, evaluate whether the acquired technology assets continue to have an indefinite useful life. If at some future point we determine that the acquired technology assets no longer have an indefinite useful life, the assets shall be tested for impairment in accordance with paragraphs 350-30-35-18 through 350-35-19. The intangible assets shall then be amortized prospectively over its estimated remaining useful life and accounted for in the same manner as other intangible assets that are subject to amortization.

Comment 4:

In addition, it appears the acquired software should be amortized in accordance with the guidance in paragraphs ASC 350-40-35-4 through 35-6. In this regard please note in ASC 350-40-35-5, given the history of rapid changes in technology, software often has a relatively short useful life.

Response 4:

ASC 350-40-35-4 through 6 do not apply to the acquired technology asset, the accounting treatment of which is described more fully in our response to comment 3. Accordingly as the acquired technology assets are not internal use software, the assets will be capitalized but not amortized.

Comment 5:

Disclose your policy for the timely recognition and measurement of impairment of the internet domain portfolio and the intellectual property intangible assets. Refer to ASC 350-40-35-1 and ASC 360-10-35.

Response 5:

ASC 350-40-35-1 is not applicable and is related to internal use software. With a view towards increasing disclosure we have expanded our accounting policies to include our policies relating to fair value measurement and impairment testing going forward pursuant to ASC 360-10-35.

Note 9-Asset Acquisition, page F-11

Comment 6:

In your response to comment 8, you indicated that the seller did not use the assets as part of its business and you plan to develop the acquired assets and use them in a business. You also stated on page 2 that the Hyper-Local ™ City Guide Network (“Hyper-Local”) contains more than 1,500 city guides with more than 6 million unique visitors. Please tell us your basis for making such a statement and explain how you measured or obtained the number of unique visitors.

Response 6:

The seller had previously attempted, for several years, unsuccessfully, to develop the city guide domain network into an ongoing, sustainable business. After multiple iterations of several different business models his attempts failed, he decided to wind down his Company and liquidate the assets, including the assets we acquired, he informed us that he was not using the assets as a part of his ongoing business at the time we purchased them, the city guides website layout verified his comment, in our opinion. With regards to traffic statements, our publicly disclosed online traffic statistics represent the aggregate traffic data of our domains whether they have an active website or not. Our traffic numbers are the aggregate of traffic generated by our entire portfolio of domains, directories, city guides and web sites both organic and paid. We track the traffic data over the entire network using proven industry standard estimating methodology as well as analytical web based tracking programs.

If you have further questions or comments, please feel free to contact me.  I am happy to cooperate in any way I can.

Regards,

/s/ Scott Gallagher

Scott Gallagher

Chief Executive Officer

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